                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended              September 30, 1997
                          -----------------------------------------------

                                   OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to __________________

Commission file number                         1-2116
                      ---------------------------------------------------





                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)










                        ARMSTRONG WORLD INDUSTRIES, INC.
                          Liberty and Charlotte Streets
                          Lancaster, Pennsylvania 17604
               (Name of issuer of the securities held pursuant to
           the Plan and the address of its principal executive office)

                                                                  Page No.
                                                                  -------

Item 1.  Statements of Net Assets                                    4
         ------------------------

         September 30, 1997 and 1996


Item 2.  Statements of Changes in Plan Equity                        5-7
         ------------------------------------

         (a) Year ended September 30, 1997
         (b) Year ended September 30, 1996
         (c) Year ended September 30, 1995



Notes to Financial Statements                                        8-11
-----------------------------

Item 3.  Independent Auditors' Report                               12
         ----------------------------

Exhibits
--------

24.  Consent of Independent Auditors

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                                EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.




March 23, 1998                  By: /s/ George A. Lorch
                                   ------------------------------------------
                                   George A. Lorch
                                   Chairman of the Retirement Committee

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            Statements of Net Assets
                           September 30, 1997 and 1996

                                                                                       1997

                                               Commingled      Specialized        Money        Fixed Income      Armstrong
                                               Equity Fund     Equity Fund     Market Fund        Fund          Stock Fund
                                               -----------     -----------     -----------     ------------     -----------
Assets:

Investments in master trust                    $7,455,996      $11,265,055        $733,693      $45,727,952       $9,711,278
at fair value (note 3)                         ----------      -----------        --------      -----------       ----------

Total assets                                   $7,455,996      $11,265,055        $733,693      $45,727,952       $9,711,278
                                               ----------      -----------        --------      ------------      ----------

Plan equity                                    $7,455,996      $11,265,055         $733,693     $45,727,952       $9,711,278
                                               ==========      ===========         ========     ===========       ==========


                                      "OTC"          Asset          Asset Mgr.      Asset Mgr.        Loan
                                  Portfolio Fd.    Manager Fund    Income Fund     Growth Fund     Portfolio Fund      Total
                                  -------------    ------------    -----------     ------------    --------------    -----------
Assets:

Investments in master trust           $2,096,966        $966,047        $73,122        $992,028        $2,295,906    $81,318,043
at fair value (note 3)                ----------        --------        -------        --------        ----------    -----------

Total assets                          $2,096,966        $966,047        $73,122        $992,028        $2,295,906    $81,318,043
                                      ----------        --------        -------        --------        ----------    -----------

Plan equity                           $2,096,966        $966,047        $73,122        $992,028        $2,295,906    $81,318,043
                                      ==========        ========        =======        ========        ==========    ===========


                                                                                  1996

                                                Commingled     Specialized        Money        Fixed Income      Armstrong
                                               Equity Fund     Equity Fund     Market Fund        Fund          Stock Fund
                                               -----------     -----------     -----------     ------------     -----------
Assets:

Investments in master trust                    $4,883,660       $8,578,636        $416,000      $43,406,405      $9,386,415
at fair value (note 3)                         ----------       ----------        --------      -----------      ----------

Total assets                                   $4,883,660       $8,578,636        $416,000      $43,406,405      $9,386,415
                                               -----------      ----------        --------      -----------      ----------

Plan equity                                    $4,883,660       $8,578,636        $416,000      $43,406,405      $9,386,415
                                               ===========      ==========        ========      ===========      ==========




                                     "OTC"             Asset         Asset Mgr.       Asset Mgr.        Loan
                                  Portfolio Fd.     Manager Fund     Income Fund      Growth Fund   Portfolio Fund      Total
                                  -------------     ------------     ------------     ------------  --------------   -----------
Assets:

Investments in master trust        $1,436,335           $699,182        $105,627         $709,448       $1,906,340   $71,528,048
at fair value (note 3)             ----------           --------        --------         --------       ----------   -----------

Total assets                       $1,436,335           $699,182        $105,627         $709,448       $1,906,340   $71,528,048
                                   ----------           --------        --------         --------       ----------   -----------

Plan equity                        $1,436,335           $699,182        $105,627         $709,448       $1,906,340   $71,528,048
                                   ==========           ========        ========         ========       ==========   ===========


See accompanying notes to financial statements

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                     Statements of Changes in Plan Equity
                Years ended September 30, 1997, 1996, and 1995


                                                                                   1997

                                               Commingled      Specialized         Money         Fixed Income      Armstrong
                                              Equity Fund      Equity Fund      Market Fund          Fund          Stock Fund
                                              -----------      -----------      -----------          ----          ----------
Plan equity at October 1, 1996                 $4,883,660       $8,578,636         $416,000      $43,406,405       $9,386,415
                                               ----------       ----------         --------      -----------       ----------

Increases in plan equity:
  Contributions                                   396,153          925,416           82,926        3,529,199          552,192
  Dividends                                       161,332          305,919           31,777               --          244,989
  Interest                                         13,762           29,295            4,814        2,900,183           25,355

  Realized gain on investments
  (note 3)                                        351,366          260,242               --               --          550,950
  Unrealized appreciation of
   investments                                  1,580,784        2,365,599               --               --          161,770
  Loan activity, net                             (130,980)        (126,204)         (29,492)        (115,061)         (48,374)
                                               ----------       ----------         --------      -----------       ----------

                                                2,372,417        3,760,267           90,025        6,314,321        1,486,882
                                               ----------       ----------         --------      -----------       ----------

Decreases in plan equity:
  Benefits paid (note 4)                         (374,928)        (596,146)         (51,747)      (4,048,400)        (548,329)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                 (1,542)         (75,341)              --          (20,335)         (16,068)
  Interfund transfers, net                        576,389         (402,361)         279,415           75,961         (597,622)
                                               ----------      -----------         --------      -----------       ----------

                                                  199,919       (1,073,848)         227,668       (3,992,774)      (1,162,019)
                                               ----------      -----------         --------      -----------       ----------

Plan equity at September 30, 1997              $7,455,996      $11,265,055         $733,693      $45,727,952       $9,711,278
                                               ==========      ===========         ========      ===========       ==========


                                                    "OTC"            Asset          Asset Mgr.       Asset Mgr.          Loan
                                                Portfolio Fd.     Manager Fund     Income Fund      Growth Fund     Portfolio Fund
                                                -------------     ------------     -----------      -----------     --------------
Plan equity at October 1, 1996                     $1,436,335         $699,182        $105,627         $709,448         $1,906,340
                                                   ----------         --------        --------         --------         ----------

Increases in plan equity:
  Contributions                                       217,619           62,467          11,615          121,049                 --
  Dividends                                           118,866           63,179           7,829           60,481                 --
  Interest                                              7,442            1,002             105            2,598                 --

  Realized gain on investments
  (note 3)                                             76,022            9,140           2,061           37,700                 --
  Unrealized appreciation of
   investments                                        305,789          108,924           2,094          127,853                 --
  Loan activity, net                                    4,074          (25,281)            460          (21,317)           492,175
                                                   ----------         --------        --------         --------         ----------

                                                      729,812          219,431          24,164          328,364            492,175
                                                   ----------         --------        --------         --------         ----------

Decreases in plan equity:
  Benefits paid (note 4)                              (94,168)         (24,466)         (1,587)         (49,821)                --
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                         --          (12,062)             --          (10,314)          (102,609)
  Interfund transfers, net                             24,987           83,962         (55,082)          14,351                 --
                                                   ----------         --------         -------         --------         ----------

                                                      (69,181)          47,434         (56,669)         (45,784)          (102,609)
                                                   ----------         --------         -------         --------         ----------

Plan equity at September 30, 1997                  $2,096,966         $966,047         $73,122         $992,028         $2,295,906
                                                   ==========         ========         =======         ========         ==========

                                                   Total
                                                   -----

Plan equity at October 1, 1996
                                                 $71,528,048
                                                 -----------
Increases in plan equity:
  Contributions                                    5,898,636
  Dividends                                          994,372
  Interest                                         2,984,556

  Realized gain on investments
  (note 3)                                         1,287,481
  Unrealized appreciation of
   investments                                     4,652,813
  Loan activity, net                                      --
                                                 -----------

                                                  15,817,858
                                                 -----------



Decreases in plan equity:
  Benefits paid (note 4)                          (5,789,592)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                  (238,271)
  Interfund transfers, net                                --
                                                 -----------

                                                  (6,027,863)
                                                 -----------

Plan equity at September 30, 1997                $81,318,043
                                                 ===========

See accompanying notes to financial statements.                      (Continued)

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued


                                                                                 1996

                                               Commingled      Specialized         Money        Fixed Income        Armstrong
                                              Equity Fund      Equity Fund      Market Fund          Fund          Stock Fund
                                              -----------      -----------      -----------          ----          ----------
Plan equity at October 1, 1995                 $5,767,464      $11,315,817         $540,741      $52,340,946      $10,507,047
                                               ----------      -----------         --------      -----------      -----------

Increases in plan equity:
  Contributions                                   391,706        1,366,042          121,611        4,511,659          651,984
  Dividends                                       175,391        2,450,944           31,527               --          284,330
  Interest                                         11,647           27,737            2,993        3,439,151           27,919

  Realized gain on investments
  (note 3)                                      1,054,113          509,001               --               --        1,338,682
  Loan activity, net                              (43,609)        (114,351)         (24,188)         (54,773)          40,571
                                               ----------      -----------         --------      -----------      -----------

                                                1,589,248        4,239,373          131,943        7,896,037        2,343,486
                                               ----------      -----------         --------      -----------      -----------

Decreases in plan equity:
  Unrealized appreciation
  (depreciation) of investments                  (105,009)      (2,583,323)              --               --          (69,393)
  Benefits paid (note 4)                         (746,345)        (847,736)        (114,511)      (4,314,524)        (681,467)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.             (1,847,282)      (3,236,368)        (120,751)     (11,735,341)      (2,512,660)
  Interfund transfers, net                        225,584         (309,127)         (21,422)        (780,713)        (200,598)
                                               ----------      -----------         --------      -----------      -----------

                                               (2,473,052)      (6,976,554)        (256,684)     (16,830,578)      (3,464,118)
                                               ----------      -----------         --------      -----------      -----------

Plan equity at September 30, 1996              $4,883,660       $8,578,636         $416,000      $43,406,405       $9,386,415
                                               ==========       ==========         ========      ===========       ==========


                                                    "OTC"            Asset          Asset Mgr.       Asset Mgr.          Loan
                                                Portfolio Fd.     Manager Fund     Income Fund      Growth Fund     Portfolio Fund
                                                -------------     ------------     -----------      -----------     --------------
Plan equity at October 1, 1995                     $  657,654         $850,760        $103,847         $733,731         $2,381,480
                                                   ----------         --------        --------         --------         ----------

Increases in plan equity:
  Contributions                                       174,556           91,334          12,725          123,321                 --
  Dividends                                           156,848           33,031           5,802           11,678                 --
  Interest                                              4,912            2,722             112            1,989                 --

  Realized gain on investments
  (note 3)                                             53,313           33,020             934           50,214                 --
  Loan activity, net                                    3,277              427            (717)          (2,282)           195,645
                                                   ----------         --------        --------         --------         ----------

                                                      392,906          160,534          18,856          184,920            195,645
                                                   ----------         --------        --------         --------         ----------
Decreases in plan equity:
  Unrealized appreciation
  (depreciation) of investments                        (6,112)          27,374             688           44,495                 --
  Benefits paid (note 4)                              (47,221)         (96,915)        (21,390)         (35,812)                --
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                   (433,448)        (342,700)        (10,568)        (317,283)          (670,785)
  Interfund transfers, net                            872,556          100,129          14,194           99,397                 --
                                                   ----------         --------        --------         --------         ----------

                                                      385,775         (312,112)        (17,076)        (209,203)          (670,785)
                                                   ----------         --------        --------         --------         ----------

Plan equity at September 30, 1996                  $1,436,335         $699,182        $105,627         $709,448         $1,906,340
                                                   ==========         ========        ========         ========         ==========


                                                    Total
                                                    -----
Plan equity at October 1, 1995                   $85,199,487
                                                 -----------

Increases in plan equity:
  Contributions                                    7,444,938
  Dividends                                        3,149,551
  Interest                                         3,519,182

  Realized gain on investments
  (note 3)                                         3,039,277
  Loan activity, net                                      --
                                                 -----------

                                                  17,152,948
                                                 -----------

Decreases in plan equity:
  Unrealized appreciation
  (depreciation) of investments                   (2,691,280)
  Benefits paid (note 4)                          (6,905,921)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.               (21,227,186)
  Interfund transfers, net                                --
                                                 -----------

                                                 (30,824,387)
                                                 -----------

Plan equity at September 30, 1996                $71,528,048
                                                 ===========


See accompanying notes to financial statements                       (Continued)

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Changes in Plan Equity, Continued

                                                                                    1995

                                                Commingled      Specialized         Money        Fixed Income      Armstrong
                                               Equity Fund      Equity Fund      Market Fund         Fund          Stock Fund
                                               -----------      -----------      -----------         ----          ----------
Plan equity at October 1, 1994                 $4,339,507       $8,048,324         $388,854      $46,899,355       $7,897,890
                                               ----------       ----------         --------      -----------       ----------

Increases in plan equity:
  Contributions                                   397,587        1,247,900          127,916        4,594,075          672,227
  Dividends                                       129,522           40,507           31,863               --          253,220
  Interest                                          8,584           21,711            2,991        3,359,315           22,584

  Realized gain (loss) on
  investments (note 3)                            106,949          301,571               --               --          215,259
  Unrealized appreciation of
  investments                                   1,056,790        2,752,180               --               --        2,087,260
  Loan activity, net                              (70,980)        (114,131)         (16,042)        (296,146)          (1,984)
                                               ----------       ----------         --------      -----------       ----------

                                                1,628,452        4,249,738          146,728        7,657,244        3,248,566
                                               ----------       ----------         --------      -----------       ----------

Decreases in plan equity:
  Benefits paid (note 4)                         (231,803)        (365,203)         (25,866)      (3,342,132)        (302,964)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                 (9,970)         (34,962)          (1,150)         (43,507)          (6,126)
  Interfund transfers, net                         41,278         (582,080)          32,175        1,169,986         (330,319)
                                               ----------       ----------         --------      -----------       ----------

                                                 (200,495)        (982,245)           5,159       (2,215,653)        (639,409)
                                               ----------       ----------         --------      -----------       ----------


Plan equity at September 30, 1995              $5,767,464      $11,315,817         $540,741      $52,340,946      $10,507,047
                                               ==========      ===========         ========      ===========      ===========

                                                  "OTC"            Asset          Asset Mgr.       Asset Mgr.         Loan
                                              Portfolio Fd.     Manager Fund     Income Fund      Growth Fund    Portfolio Fund
                                              -------------     ------------     -----------      -----------    --------------
Plan equity at October 1, 1994                   $451,130         $665,191          $79,890         $813,150       $1,899,989
                                                 --------         --------          -------         --------       ----------

Increases in plan equity:
  Contributions                                    95,414          119,337           20,887          150,368               --
  Dividends                                        16,793           25,002            3,593           22,899               --
  Interest                                          2,443            3,230              701            2,771               --

  Realized gain (loss) on
  investments (note 3)                             31,229           (6,672)            (215)         (17,965)              --
  Unrealized appreciation of
  investments                                     132,867           52,303            6,409           62,284               --
  Loan activity, net                                2,818           (7,583)              (5)           3,381          500,672
                                                 --------         --------          -------         --------       ----------

                                                  281,564          185,617           31,370          223,738          500,672
                                                 --------         --------          -------         --------       ----------

Decreases in plan equity:
  Benefits paid (note 4)                           (7,317)         (20,156)              --          (23,665)              --
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                 (3,480)              --               --               --          (19,181)
  Interfund transfers, net                        (64,243)          20,108           (7,413)        (279,492)             --
                                                 --------         --------          -------         --------       ----------

                                                  (75,040)             (48)          (7,413)        (303,157)         (19,181)
                                                 --------         --------          -------         --------       ----------


Plan equity at September 30, 1995                $657,654         $850,760         $103,847         $733,731       $2,381,480
                                                 ========         ========         ========         ========       ==========

                                                    Total
                                                    -----
Plan equity at October 1, 1994                   $71,483,280
                                                 -----------

Increases in plan equity:
  Contributions                                    7,425,711
  Dividends                                          523,399
  Interest                                         3,424,330

  Realized gain (loss) on
  investments (note 3)                               630,156
  Unrealized appreciation of
  investments                                      6,150,093
  Loan activity, net                                      --
                                                 -----------

                                                  18,153,689
                                                 -----------

Decreases in plan equity:
  Benefits paid (note 4)                          (4,319,106)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                  (118,376)
  Interfund transfers, net                                --
                                                 -----------

                                                  (4,437,482)
                                                 -----------


Plan equity at September 30, 1995                $85,199,487
                                                 ===========

See accompanying notes to financial statements.

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.

                         Notes to Financial Statements

(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b)  Investments in Master Trust

          The fair value of the commingled equity, specialized equity, over-the-counter portfolio, and Asset Manager funds is based on the underlying market value of the investments. The money market fund is stated at cost which approximates fair value. The fixed income fund is comprised of guaranteed interest rate contracts which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the Armstrong stock fund is based on quoted market price. The value of the loan portfolio fund represents the unpaid principal of employee loans.

          Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

          Realized gains and losses on investments are determined by the average cost method.

     (c)  Expenses

          All legal, accounting and administrative expenses associated with Plan operations are paid by the Company.

(2)  Plan Description

     Armstrong World Industries, Inc. (the Company) has adopted the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. (the Plan). The Plan is a defined contribution plan established for the purpose of providing to eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees.

     Participants may elect to make contributions to the Plan in each of the following methods:

     1. Up to 15% of their before-tax compensation, as deferred compensation as permitted under Section 401(k) of the Internal Revenue Code.

     2.   Up to 10% of their after-tax compensation.

     Separate accounts are maintained for contributions made by or on behalf of a participant. The accounts in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching company contributions.

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.

                  Notes to Financial Statements, (Continued)

(3)  Investments in Master Trust

     Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into nine investment options: a commingled equity mutual fund (Fidelity U.S. Equity Index Portfolio), a specialized equity mutual fund (Fidelity Magellan), a money market mutual fund (Fidelity Return Money Market Portfolio), three Asset Manager mutual funds, an over-the-counter mutual fund (OTC Portfolio Fund), a fixed income fund, and an Armstrong stock fund. The Plan utilizes the Trustee and associated investment managers to direct investment activity. The Plan participates in all nine investment alternatives.

The following is a description of the investment funds to which Plan participants can elect to allocate their contributions.

1. Commingled Equity Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks. At September 30, 1997, there were 410 active participants in this investment fund.

2. Specialized Equity Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers. At September 30, 1997, there were 675 active participants in this investment fund.

3. Money Market Fund - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper. At September 30, 1997, there were 87 active participants in this investment fund.

4. Fixed Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. At September 30, 1997, the interest rates ranged between 5.53% and 8.26%. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. At September 30, 1997, there were 1,919 active participants in this investment fund.

5. Armstrong Stock Fund - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. At September 30, 1997, there were 1,137 active participants in this investment fund. Common stock shares held by the fund at September 30, 1997 and 1996 were 144,808 and150,484, respectively.

6. OTC Portfolio Fund - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments. At September 30, 1997, there were 195 active participants in this investment fund.

7. Asset Manager Fund - An asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term. At September 30, 1997, there were 91 active participants in this investment fund.

8. Asset Manager Income Fund - An asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has a conservative investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation. At September 30, 1997, there were 19 active participants in this investment fund.

9. Asset Manager Growth Fund - An asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term. At September 30, 1997, there were 127 active participants in this investment fund.

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.

                  Notes to Financial Statements, (Continued)



The Loan Portfolio Fund represents the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines. At September 30, 1997, there were 453 loans outstanding.

The following table presents the cost and fair values of the investments in securities of the Master Trust at September 30, 1997 and 1996:

                                            September 30, 1997                    September 30, 1996
                                            ------------------                    ------------------
        Investment                       Cost         Fair Value               Cost          Fair Value
        ----------                       ----         ----------               ----          ----------
Commingled equity                  $4,055,518         $7,455,996         $3,063,966          $4,883,660
Specialized equity                  8,303,434         11,265,055          7,982,614           8,578,636
Money market                          733,693            733,693            416,000             416,000
Fixed income                       45,727,952         45,727,952         43,406,405          43,406,405
Armstrong stock                     6,051,944          9,711,278          5,888,851           9,386,415
OTC portfolio                       1,677,453          2,096,966          1,322,611           1,436,335
Asset manager                         808,434            966,047            650,493             699,182
Asset manager income                   66,872             73,122            101,471             105,627
Asset manager growth                  773,850            992,028            619,123             709,448
Loan portfolio                      2,295,906          2,295,906          1,906,340           1,906,340
                                  -----------        -----------        -----------         -----------
                                  $70,495,056        $81,318,043        $65,357,874         $71,528,048
                                  ===========        ===========        ===========         ===========

The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 1997, 1996, and 1995 are presented below:

                                    Aggregate           Aggregate           Realized
                                    ---------           ---------           --------
           1997                      Proceeds                Cost        Gain (Loss)
           ----                      --------                ----        -----------
Commingled equity                  $1,225,383            $874,017           $351,366
Specialized equity                  3,517,283           3,257,041            260,242
Armstrong stock                     1,497,284             946,334            550,950
OTC portfolio                       3,026,966           2,950,944             76,022
Asset manager                         116,680             107,540              9,140
Asset manager income                   80,693              78,632              2,061
Asset manager growth                  253,077             215,377             37,700
                                   ----------          ----------         ----------
                                   $9,717,366          $8,429,885         $1,287,481
                                   ==========          ==========         ==========

           1996
           ----
Commingled equity                  $2,844,308          $1,790,195         $1,054,113
Specialized equity                  8,058,491           7,549,490            509,001
Armstrong stock                     3,660,766           2,322,084          1,338,682
OTC portfolio                       1,393,457           1,340,144             53,313
Asset manager                         514,737             481,717             33,020
Asset manager income                   54,345              53,411                934
Asset manager growth                  453,629             403,415             50,214
                                  -----------         -----------         ----------
                                  $16,979,733         $13,940,456         $3,039,277
                                  ===========         ===========         ==========

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.

                  Notes to Financial Statements, (Continued)

           1995                 Aggregate          Aggregate           Realized
           ----                 ---------          ---------           --------
                                Proceeds              Cost            Gain (Loss)
                                --------              ----            -----------
Commingled equity                  $472,019          $365,070            $106,949
Specialized equity                5,448,317         5,146,746             301,571
Armstrong stock                     826,591           611,332             215,259
OTC portfolio                       246,546           215,317              31,229
Asset manager                       176,640           183,312              (6,672)
Asset manager income                 24,947            25,162                (215)
Asset manager growth                391,525           409,490             (17,965)
                                 ----------        ----------            --------
                                 $7,586,585        $6,956,429            $630,156
                                 ==========        ==========            ========

(4)  Benefits
     --------

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator. In addition, a participant may elect to withdraw all or any part of his account attributable to his contributions.

     If the amount of a withdrawal exceeds the amount of contributions made by the participant and not previously withdrawn, the participant shall be ineligible to make contributions for a specified period, except that a participant may elect to withdraw all or any portion of his account attributable to tax deductible contributions.

     Under the rules of the Plan, the participant may borrow up to 90 percent of his account, other than amounts attributable to tax deductible contributions or amounts invested in the Armstrong Stock Fund, with the approval of the Plan Administrator. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Savings Plan Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits

     All the funds of the Plan are held by investing institutions appointed by the Company under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. The Company has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither the Company nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(6)  Federal Income Taxes

     By a letter dated February 13, 1996, the Internal Revenue Service has determined and informed the Company that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

                         Independent Auditors' Report
                         ----------------------------


The Retirement Committee
Armstrong World Industries, Inc.:


We have audited the accompanying statements of net assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 1997 and 1996 and the related statements of changes in plan equity for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 1997 and 1996 and the changes in its plan equity for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets and the statements of changes in plan equity is presented for purposes of additional analysis rather than to present the net assets and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP



Philadelphia, Pennsylvania
March 23, 1998

                                  EXHIBIT INDEX


24    Consent of Independent Auditors